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Exhibit 12.1

SLM Corporation
Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in thousands)

						Three Months ended Mar 31,
	1998	1999	2000	2001	2002	2002	2003
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$750,131	$751,652	$711,591	$617,388	$1,223,399	$654,511	$643,241
Add: Fixed charges	1,948,995	2,140,588	2,879,548	2,163,461	1,220,314	321,023	248,512
Less: Other adjustments	—	—	—	—	—	—	—
Less: Preferred dividends	(23,998)	(25,803)	(42,677)	(39,346)	(17,694)	(4,423)	(4,423)

Total earnings	$2,675,128	$2,866,437	$3,548,462	$2,741,503	$2,426,019	$971,111	$887,330

Fixed charges
Interest expense	$1,924,997	$2,114,785	$2,836,871	$2,124,115	$1,202,620	$316,600	$244,089
Preferred dividends	23,998	25,803	42,677	39,346	17,694	4,423	4,423
Other adjustments	—	—	—	—	—	—	—

Total fixed charges	$1,948,995	$2,140,588	$2,879,548	$2,163,461	$1,220,314	$321,023	$248,512

Ratio of earnings to fixed charges and preferred stock dividends	1.37	1.34	1.23	1.27	1.99	3.03	3.57

Ratio of earnings to fixed charges	1.38	1.34	1.24	1.27	2.00	3.05	3.62
For purposes of the "earnings" computation, "other adjustments" includes the capitalized interest cost.
For purposes of the "fixed charges" computation, other adjustments includes the capitalized interest cost.
Preference Security Dividend
Amount of Dividend	$15,599	$15,334	$16,218	$14,074	$—	$—	$—
Amount of Dividend		$1,438	$11,522	$11,501	$11,501	$2,875	$2,875
1-Tax Rate	0.65	0.65	0.65	0.65	0.65	0.65	0.65

Pre-tax earnings required to pay dividend	23,998	25,803	42,677	39,346	17,694	4,423	4,423

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SLM Corporation Ratio of Earnings to Fixed Charges and Preferred Dividends (Dollars in thousands)